Exhibit 99.58

British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

Mogo Finance Technology Inc.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated December 13, 2017 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 13, 2017

Allan Lim
Allan Lim, CPA, CA
Manager, Corporate Finance

SEDAR Project Number 2708163